DocuSign Envelope ID: 49061987-8707-499B-B5AB-6E7E2481772B

Filed in the Office of	Business Number **E34550042023-0**
F.V.Aguilar Secretary of State State Of Nevada	Filing Number **20233686633**
	Filed On **12/11/2023 11:29:00 AM**
	Number of Pages **1**



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).

2. Indicate the current number of authorized shares and par value, if any, and each class or series before the change.

3. Indicate the number of authorized shares and par value, if any of each class or series after the change.

4. Indicate the change of the affected class or series of issued, if any, shares after the change in exchange for each issued share of the same class or series.

5. Indicate provisions, if any, regarding fractional shares that are affected by the change.

6. NRS required statement.

7. This section is optional. If an effective date and time is indicated the date must not be more than 90 days after the date on which the certificate is filed.

8. Must be signed by an Officer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: APPLIED UV, INC. Entity or Nevada Business Identification Number (NVID): NV20232881667
2. Current Authorized Shares:	The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 170,000,000 authorized, $0.0001 par value, 150,000,000 common stock and 20,000,000 preferred stock.
3. Authorized Shares After Change:	The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 26,000,000 authorized, $0.0001 par value, 6,000,000 common stock and 20,000,000 preferred stock.
4. Issuance:	The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: The change is a 1:25 reverse stock split of the Common Stock. One (1) share of stock will be issued in exchange for every twenty-five (25) issued and outstanding shares.
5. Provisions:	The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: All fractional shares of Common will be rounded up to the nearest whole share.
6. Provisions:	The required approval of the stockholders has been obtained.
7. Effective date and time: (Optional)	Date: 12/12/2023 Time: 12:01am (must not be later than 90 days after the certificate is filed)

8. Signature: (Required)	X _Michael Riccio_
	  E48E28708CC3443
	  Signature of Officer CFO / Title 12/05/2023 / Date

This form must be accompanied by appropriate fees.
If necessary, additional pages may be attached to this form.